Global Equity International, Inc.
23 Frond “K” Palm Jumeirah
Dubai, UAE

June 14, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:       Jennifer Gowetski, Senior Counsel
Sandra B. Hunter, Staff Attorney
Kevin Woody, Accounting Branch Chief
Mark Rakip, Staff Accountant
Kyle Ahlgren, Division of Investment Management

Re:       Global Equity International, Inc.
Amendment No.5 to Form 10-12G
Filed May 29, 2012
File No. 000-54557

Dear Madam or Sir,

This letter is in response to your letter to me of June 13, 2012, regarding the above referenced matter (“Comment Letter”).

Our response to the Comment Letter follow:

Item 2.  Financial Information, page 17

1.  We note your response to prior comment 3.  Please provide the source of the $1.06 per share value as of December 31, 2011 noted in your response as the basis for your evaluation.

Response:

In response to this comment, we obtained the $1.06 Monkey Rock Group Inc (MKRO) stock quote at December 31 2011 from the Yahoo Finance webpage. http://finance.yahoo.com/q/hp?s=MKRO+Historical+Prices

Attached hereto is a print out from the above web page.

Acknowledgement

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further comments to our attorney, David E. Wise, Esq.  Mr. Wise’s contact information is set forth below:

Law Offices of David E. Wise, P.C.
Attorney at Law
The Colonnade
9901 IH-10 West, Suite 800
San Antonio, Texas 78230
Telephone:  (813) 645-3025
Facsimile: (210) 579-1775
Email: wiselaw@verizon.net

Sincerely,

By: /s/ Enzo Taddei
Enzo Taddei
Chief Financial Officer